Exhibit 99.1

Ballard FCmove®-SC fuel cell engine makes series-production debut in next-generation Solaris Urbino 12 hydrogen bus

New purpose-built hydrogen bus platform and transit fuel cell engine combine compact design, improved performance and tailored service support to lower lifecycle costs for public transit operators.

VANCOUVER, BC, Nov. 5, 2026 /CNW/ -- Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that its FCmove®-SC fuel cell engine will make its series-production debut in the new-generation Solaris Urbino 12 hydrogen transit bus. This milestone follows the extension of the companies' long-term supply agreement, broadens the scope of cooperation and reflects their continued commitment to advancing hydrogen bus technology.

Designed for city transit duty cycles, the FCmove®-SC combines efficient power generation with a compact architecture that simplifies vehicle integration and servicing when in operation. Its design draws on Ballard's extensive operating experience to help manufacturers and operators improve performance and reduce lifecycle costs.

New-generation Solaris Urbino 12 Hydrogen © Solaris

"The FCmove®-SC's first integration into series production brings our latest fuel cell technology into Solaris's new bus platform designed around everyday operational needs," said Oben Uluc, Chief Revenue Officer, Ballard Power Systems. "For manufacturers, that means simpler integration and greater design flexibility. For operators, it means efficiency, serviceability and long-term value - making hydrogen buses an increasingly competitive option for zero-emission public transport."

A new vehicle architecture for hydrogen-powered transit

The new-generation Solaris Urbino 12 hydrogen is built on the unified platform shared by the latest Urbino buses. Removing the conventional engine tower creates space for additional rear seating, while the flexible positioning of roof-mounted components improves service access.

The fuel cell serves as the bus's primary energy source, generating electricity for a centrally mounted traction motor. A supporting traction battery supplies additional power during peak demand and stores energy recovered through regenerative braking.

Fuel cell innovation focused on lifecycle value

The FCmove®-SC introduces several improvements for bus manufacturers and operators:

  More power in a compact package: A 57% increase in volumetric power density through integrated DC/DC packaging.
  Simpler vehicle integration: An internal DC/DC converter and power controller reduce external interfaces and consolidate functionality.
  Improved thermal management: Maximum radiator outlet temperature increases from 60°C to 75°C, supporting reduced cooling requirements and greater use of waste heat for cabin heating.
  Easier servicing: A 40% reduction in total part count simplifies the system and helps reduce maintenance requirements.
  Enhanced safety: Revised internal stack-enclosure geometry provides passive protection against hydrogen-related risks.

The FCmove®-SC delivers up to 80kW of rated power and 57% peak efficiency, with a specified lifetime exceeding 25,000 operating hours. It also supports freeze-start operation down to −30°C and remote diagnostics to help identify maintenance needs.

Ballard FCmove®-SC transit bus fuel cell module

Building on hydrogen bus leadership

As the leading supplier of fuel cell engines for transit vehicles, Ballard has powered more than 2,500 fuel cell buses worldwide, collectively exceeding 300 million kilometres of operation. This experience informs product development and support for manufacturers and fleet operators.

Supporting fleets throughout their operating life

Alongside its fuel cell products, Ballard offers lifecycle support through Ballard Fleet360°. The service offering combines remote performance monitoring, data analytics, maintenance planning and service expertise to help customers anticipate service needs, reduce unplanned downtime and manage fleet performance. Fleet360° availability and coverage are agreed separately for individual fleets in coordination with the vehicle manufacturer.

Ballard's capabilities extend beyond fuel cell engines to include hydrogen production, logistics, refuelling and integrated Energy-as-a-Service solutions. These expanded capabilities strengthen Ballard's ability to provide the technology, services and hydrogen solutions customers need to deploy and operate zero-emission fleets at scale.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications – including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product and service attributes, product deliveries, and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Sumit Kundu – Investor Relations, +1.604.360.9714 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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CNW 07:00e 05-NOV-26